CBRE Acquisition Holdings, Inc.

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

November 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin and Loan Lauren Nguyen

Re:	CBRE Acquisition Holdings, Inc.

Registration Statement on Form S-4

Originally Filed August 11, 2021

File No. 333-258700

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CBRE Acquisition Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendments No. 1, No. 2 and No. 3 thereto, so that it will become effective at 4:00 p.m., Eastern Time, on Friday, November 5, 2021 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Karina Dorin and Loan Lauren Nguyen

Please contact William B. Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Brentani by telephone when this request for acceleration has been granted.

CBRE Acquisition Holdings, Inc.

By:	/s/ Cash Smith
Name:	Cash Smith
Title:	President and Chief Financial Officer

cc:	Securities and Exchange Commission

William B. Brentani

Simpson Thacher & Bartlett LLP

Carl Marcellino

Ropes & Gray LLP